FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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PRESS RELEASE February 25, 2006 Press Department 16 rue de la Ville l’Evêque 75008 Paris FRANCE

SUEZ Board of Directors approves the merger of SUEZ and Gaz de France

The SUEZ Board of Directors, presided by Chairman and CEO Gérard Mestrallet, met Saturday, February 25, 2006.

The Board of Directors took note of the progress of discussions between SUEZ and Gaz de France. For several months, it has encouraged its Chairman and CEO to explore the interest of a strategic regrouping with Gaz de France, combining the two groups’ assets to create a world-scale, European leader in energy and environment.

The Board of Directors continues to consider that, given their complementarity, their commitment to developing electricity-natural gas convergence, and the feasibility of synergistic growth, combining the two groups would create the greatest value for all shareholders.

The Board of Directors also noted that this proposal would respect the corporate culture of both groups and result in the creation of jobs.

The proposal would provide government authorities as well as consumers greater assurance of adequate energy supply under the most favorable service conditions.

The SUEZ Board of Directors therefore authorized its Chairman and CEO, Gérard Mestrallet, to lead these discussions to a successful conclusion and facilitate the merger of the two groups. It specified as well that everything be done to achieve this result as quickly as possible, respecting the necessary consultation mandates.

The Board of Directors expressed its satisfaction with the French Prime Minister’s statements approving the regrouping between SUEZ and Gaz de France and his indication that the government would refer the necessary consultation procedures to the French parliament. The Board likewise expressed its pleasure over the statements of the Belgian Minister of Finance who emphasized that Belgium supported this regrouping.

The commitments made to the Belgian government on the occasion of the Electrabel offer will of course be fully honored including the continuing development of Zeebrugge terminal.

SUEZ’s Board of Directors all approve the proposed merger. The representatives of SUEZ’s major shareholders advised their respective Boards to retain their share in the new entity.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of EUR 40.7 billion in 2004, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:			Analyst Contacts:
France:	Catherine Guillon:	+33(0)1 4006 6715	Arnaud Erbin:	+33(0)1 4006 6489
	Caroline Lambrinidis:	+33(0)1 4006 6654	Bertrand Haas:	+33(0)1 4006 6609
	Antoine Lenoir:	+33(0)1 4006 6650	Eléonore de Larboust:	+33(0)1 4006 1753
Belgium:	Guy Dellicour:	+32 2 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary